

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Stephen D. King, Chief Executive Officer
Wits Basin Precious Minerals Inc.
900 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402-8773

> **Re:** **Wits Basin Precious Minerals Inc.**
> **Filed June 27, 2007**
> **File No. 001-12401**

Dear Mr. King:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed June 27, 2007

1. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of capital stock for any purpose, including future acquisitions and/or financings. If so, please include appropriately detailed disclosure in each case. If not, please state that at this time you have no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of capital stock.

2. In that regard, your present disclosure does not adequately quantify the number of shares necessary for each purpose you mention, including the proposed merger with Easyknit.

3. To the extent you have sold or offered shares in excess of the authorized number of shares, provide details including quantification and describe the potential impact if any under state law in each case. We may have additional comments.

4. As for the proposed merger that you reference, it appears that the disclosure you provide is not consistent with what Rule 135 describes.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: William M. Mower, Esq. (by facsimile)
        C. Moncada-Terry
        T. Levenberg